June 1, 2006

BY EDGAR AND HAND DELIVERY

Ms. Karen J. Garnett

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop: 4561

Re:	CarrAmerica Realty Corporation
First Amendment to Preliminary Schedule 14A filed May 11, 2006
Form 10-K filed February 22, 2006
File No. 001-11706

Dear Ms. Garnett:

On behalf of CarrAmerica Realty Corporation (the “Company”), this letter is in response to the staff’s letter of comment, dated May 24, 2006, to Mr. Thomas A. Carr with respect to the above-referenced Preliminary Proxy Statement (the “Preliminary Proxy Statement”) and the Annual Report on Form 10-K for the year ended December 31, 2005.

In response to your letter, set forth below are the Staff’s comments in italics followed by the Company’s responses to the Staff’s comments. Where indicated below, and following discussions with the Staff, the Company has included changes to the disclosure in its definitive proxy statement, which is being filed contemporaneously with this response letter (the “Definitive Proxy Statement”). Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Definitive Proxy Statement.

We have sent to your attention for delivery on June 1, 2006 three courtesy copies of this letter and the Definitive Proxy Statement marked to show changes against Amendment No. 1 to the Preliminary Proxy Statement. In addition, we

Ms. Karen J. Garnett

June 1, 2006

sent to your attention for delivery on May 25, 2006 the supplemental materials that we refer to in this response letter as having been provided to the Staff under separate cover. Pursuant to Rule 101(c)(2) of Regulation S-T and Rule 12b-4 of Regulation 12B, we have submitted these supplemental materials and the correspondence relating thereto to the staff in paper format only and have not filed these materials in an electronic format with the Staff, and we are requesting that the Staff return to the Company’s attention these materials and correspondence related thereto upon the conclusion of the Staff’s review of the Definitive Proxy Statement.

Defined terms used in this response letter that are not otherwise defined will be given the same meanings ascribed to them in the Definitive Proxy Statement.

Preliminary Schedule 14A

Summary

Debt Tender Offers and Consent Solicitation, page 6

1.	Your response to prior comment 8 suggests that all holders who consent to amend the indentures of their notes will be required to tender those notes. In addition, it appears that holders who do not tender their notes will be subject to redemption. In light of these facts, please explain clearly how it is that notes issued by the operating partnership may remain outstanding following the merger.

The Company has revised the disclosure on pages 7 and 63 of the proxy statement to comply with the Staff’s comment.

Interest of Our Directors…. page 9

2.	We note that Thomas A. Carr is the beneficiary of a trust holding an indirect interest in 514,707 units in CAR, LP. Please disclose that here. Also, please quantify Mr. Carr’s interest in CRH, LP and describe the benefits that would accrue to Mr. Carr in the event that he chose to exchange his units for a continuing interest in the surviving partnerships (i.e., tax deferrals, property exchanges or tax protection agreements). Finally, on page 48, please quantify the benefit of any current sale of Mr. Carr’s interest in CAR, LP.

As previously discussed with the Staff on May 25, 2006, the Company has revised the disclosure on pages 9 and 10 of the proxy statement to comply with the Staff’s comment.

Ms. Karen J. Garnett

June 1, 2006

The Mergers, page 27

Background of the Merger, page 27

3.	Please explain how your response to prior comment 12 comports with disclosure on page 36, which states that senior managers received the benefit of certain amendments to change of control agreements. If either the new change in control agreement or the amendments to it – which both appear to have been adopted on March 5, 2006, the same day the merger agreement was executed – led to any tangible benefits for senior managers that did not exist or may not have existed prior to execution of the merger agreement, please describe them on page 9 or revise your disclosure to state your belief that the new terms did not materially change the benefits to which your managers were already entitled under prior agreements.

The Company has revised the disclosure on page 36 of the proxy statement to comply with the Staff’s comment.

Reasons for the Merger, page 37

4.	We note your response to prior comment 21 and reissue the comment. Please revise your disclosure to explain in more detail how the treatment of partnership unit and preferred E share holders is relevant to holders of common stock that are being asked to vote on this transaction.

The Company has revised the disclosure on page 38 of the proxy statement to comply with the Staff’s comment.

Opinion of Our Financial Advisor, page 39

5.	Please revise the disclosure to include a discussion of the transaction premium analysis, which is summarized on page 13 of the Goldman Sachs report. Alternatively, please explain why you believe this analysis is not relevant to a summary of the Goldman Sachs report.

The Company respectfully notes the Staff’s comment. The Company advises the Staff that the results of the transaction premium analyses summarized on page 13 of the materials supplementally provided to the Staff by Goldman, Sachs & Co. (“Goldman Sachs”) are already disclosed on pages 40 and 41

Ms. Karen J. Garnett

June 1, 2006

under the caption “Opinion of Our Financial Advisor – Historical Trading Analysis” and page 41 under the caption “Opinion of Our Financial Advisor – Net Asset Value Analysis”.

6.	Net Asset Value Analysis. Please revise your disclosure to clarify that the total share count includes securities other than common stock, including partnership units and restricted shares, and break out the number of these securities.

The Company has revised the disclosure on pages 41 and 43 to comply with the Staff’s comment.

7.	Discounted Cash Flow Analysis. Please revise the results of the discounted cash flow and FFO multiple analyses to provide the full sensitivity charts contained in the materials provided to you by Goldman Sachs.

The Company has revised the disclosure on pages 42 and 43 to comply with the Staff’s comment.

8.	Selected Transactions Analysis. We note your response to prior comment 25. Please revise the disclosure to address the relevance of the public REIT transactions described on page 25 of the Goldman Sachs report. It is not clear why these transactions were singled out from the substantially larger number of total transactions considered in this analysis. Also, please revise the disclosure to clarify that Goldman Sachs also considered premiums based on measurements other than the closing price one day prior to announcement, as identified on page 25 of the Goldman Sachs report.

The Company respectfully notes the Staff’s comment. The Company submits, however, that the transactions presented on page 25 of the materials supplementally provided to the Staff by Goldman Sachs are included within the larger set of transactions analyzed on page 24 of the materials, the results of which analysis are already disclosed on page 42 of the proxy statement. The information on page 25 of the materials was included only for the convenience and supplemental information of the Board of Directors of the Company and did not represent a stand-alone analysis or an expansion of the analyses presented on page 24 of the materials and already summarized on page 42 of the proxy statement. The information presented on page 25 of the materials was consequently not meaningful in the context of the process of delivery of Goldman Sachs’ opinion. Accordingly, the Company submits that it should not be requested to disclose in the proxy statement such information.

Ms. Karen J. Garnett

June 1, 2006

In addition, the Company has revised the disclosure on page 42 to comply with the Staff’s comment as it relates to the larger set of transactions analyzed on page 24 of the Goldman Sachs’ materials.

9.	FFO Multiple Analysis. Please revise to disclose the multiple CarrAmerica was trading at and the average comparable office REIT multiple if Goldman Sachs presented that information to the board.

The Company has revised the disclosure on page 43 to comply with the Staff’s comment.

Guarantee and Remedies, page 46

10.	Please clarify whether the money subject to the guarantee will be held in escrow while the merger is pending.

The Company has revised the disclosure on page 47 of the proxy statement to comply with the Staff’s comment.

The Merger Agreement, page 56

11.	We note your response to prior comment 27 and have the following additional comments:

•	We note your disclosure that the merger agreement is subject to certain qualifications and limitations, including those contained in schedules that have been omitted from this proxy. Please state clearly that: (a) neither party believes the schedules or other omitted parts contain information that may be material to investors; and (b) that you have disclosed all information required under applicable securities laws.

•	With respect to your statement recommending that investors read the merger agreement “in its entirety,” please make it clear that you are referring only that part of the agreement disclosed in the proxy statement, and not to information that has not been made available to investors.

•	We note your disclosure that information contained in representations and warranties may have changed since the time of agreement. Please

Ms. Karen J. Garnett

June 1, 2006

confirm in writing that you are aware of your obligation to update disclosure to reflect material changes.

•	The final two sentences of your disclaimer are not relevant to informing investors of the factual information contained in the merger agreement and may lead to investor confusion. Please omit them.

The Company has revised the disclosure on page 57 of the proxy statement to comply with the Staff’s comment with respect to the last three bullet points above. With respect to the first bullet point above, as discussed with the Staff on May 25, 2006, the Company has revised the disclosure to remove references to the schedules and exhibits to the merger agreement that were omitted from the proxy statement and clarified that the “Titan Disclaimer” relates only to representations and warranties included in the copy of the merger agreement attached to the proxy statement.

Additionally, the Company confirms to the Staff that it is aware of its obligation to update disclosures in the proxy statement to reflect any material changes.

Other

12.	Please provide us with the following omitted exhibits and sections of your disclosure schedules: Exhibits A and B and Sections 3.02 and 4.03(i) and (j).

Under separate cover, the Company has provided to the Staff a copy of Exhibits A and B and Sections 3.02 and 4.03(i) and (j) of the disclosure schedules to the merger agreement.

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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (202) 637-3675.

Sincerely,

/s/ David P. Slotkin

David P. Slotkin

Enclosures

cc:	Mr. Geoffrey Ossias
Thomas A. Carr
Linda A. Madrid
J. Warren Gorrell, Jr.
Christopher J. Walsh
Alexander J. Park
Brian M. Stadler